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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 20494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

WestLB Panmure Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon D. Pedersen, Sr. (212) 852-5996
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* ... report be covered by the opinion of an independent public accountant


WestLB
WestLB Panmure
Securities Inc.

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provisions under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

1211 Avenue of the Americas Telephone 212 403 3900


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of
WestLB Panmure Securities Inc.:

We have audited the accompanying statement of financial condition of WestLB Panmure Securities Inc. (a Delaware corporation and a wholly owned subsidiary of Westdeutsche Landesbank Girozentrale, Duesseldorf) as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of WestLB Panmure Securities Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 25, 2002

WESTLB PANMURE SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 16,768,690
Securities segregated in compliance with Rule 15c3-3	4,972,712
Money market fund deposits	17,265,921
Deposits with clearing organizations	8,989,424
Investments in equity securities, at fair value	98,100
Receivables from customers	4,559,713
Fails to deliver	2,458,456
Due from affiliate	3,463,309
Due from counterparties	1,732,489
Other assets	93,171
Total assets	$ 60,401,985

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to Parent	$ 10,573,558
Payables to customers	2,419,835
Fails to receive	4,806,760
Accrued compensation payable	3,516,154
Accounts payable and other accrued expenses	7,463,149
Total liabilities	28,779,456
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	30,000
Additional paid-in capital	29,821,294
Retained earnings	1,771,235
Total stockholder's equity	31,622,529
Total liabilities and stockholder's equity	$ 60,401,985

The accompanying notes are an integral part of this statement.

WESTLB PANMURE SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND AFFILIATION

WestLB Panmure Securities Inc. (the "Company") is a wholly owned subsidiary of Westdeutsche Landesbank Girozentrale, Duesseldorf (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany. The Company transacts equity and fixed-income securities transactions for U.S. institutional investors on an agency basis. The Company also acts an agent for the placement of commercial paper.

The Company is a member of the Boston Stock Exchange, the Mortgage Backed Securities Clearing Corp., Euroclear, the Depository Trust Company, Government Securities Clearing Corp. and the National Association of Securities Dealers, Inc. (the "NASD") and is a registered broker-dealer under the Securities Exchange Act of 1934.

2. SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States and reflect the following significant accounting policies:

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes cash held in bank accounts as well as an overnight deposit with a branch of a U.S. commercial bank.

Securities Segregated
in Compliance with Rule 15c3-3

Treasury bills valued at $4,972,712 are segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Translation

The Company maintains its accounts in U.S. dollars. Assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at a rate of exchange prevailing at December 31, 2001.

Investments in Equity Securities

Investments in equity securities are recorded on a trade date basis.

Receivables and Payables from/to Customers

Receivables and payables from/to customers and represent unsettled securities transactions due from

WESTLB PANMURE SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

New Accounting Pronouncement

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.

3. MONEY MARKET FUND DEPOSITS

The Company holds money market fund deposits with regulated investment companies.

4. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance represents deposits with another clearing organization.

5. COMMERCIAL PAPER PLACEMENT AGREEMENTS

During 2001, the Company entered into several commercial paper placement agreements with commercial paper conduits. Pursuant to these agreements, the Company acts as agent for placing commercial paper with investors on behalf of the conduits.

6. RELATED PARTY TRANSACTIONS

The Company provides services to foreign affiliates under management agreements. These services include clearing, custody, payroll and other management services. The Company also provides clearing and custodial services for the U.S. operations of the Parent. Additionally, the Company utilizes certain resources of the Parent, including accounting, human resources and other management services for which the Parent allocates a management charge to the Company. Amount due to Parent is non-interest bearing and is payable on demand.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $25,377,818, which was $23,459,188 in excess of its required net capital of $1,918,630. The Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 at December 31, 2001.

8. REVOLVING SUBORDINATED LOAN

Effective August 15, 1999, the Company entered into a revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million. The line matures on August 15, 2002. The Company did not draw down on the credit line during the year ended December 31, 2001. The revolving credit line has been approved by the NASD and is includable in determining net capital under Rule 15c3-1 when drawn down.

9. INCOME TAXES

The Company files Federal, New York State and New York City income tax returns. The difference between the federal statutory rate and the effective tax rate is the result of utilization of remaining federal net operating loss carryforwards and state and local taxes.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their relatively short-term nature, financial instruments, which include cash and money market instruments held, are carried at contract value, which approximates their market value.

11. OFF-BALANCE SHEET RISK AND
CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company enters into various debt and equity securities transactions as agent. The execution of these transactions may result in off-balance sheet risk or concentrations of credit risk should customers or counterparties default. The Company conducts its business with affiliates primarily in Japan and Europe.



To the Stockholder of WestLB Panmure Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of WestLB Panmure Securities Inc. (the "Company"), for year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud

in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 25, 2002